Exhibit 99.22

Media release

Government of Mongolia and Rio Tinto to explore win-win partnership solutions

23 January 2018

The Prime Minister of Mongolia U. Khurelsukh and other government representatives and Rio Tinto chief executive J-S Jacques met in Ulaanbaatar today to progress their partnership.

The two sides discussed ways to strengthen the relationship by setting up a joint working group to explore:

•	whether funding costs can be reduced to improve benefits from the Oyu Tolgoi project for all shareholders
•	an accelerated path of development for a power solution in Mongolia
•	an acceleration of Oyu Tolgoi’s strategy to enable private and public investments towards sustainable community development in Khanbogd, the town proximate to the mine

Rio Tinto chief executive J-S Jacques said: “Rio Tinto remains fully committed to Oyu Tolgoi and Mongolia. Our nearly 14,000 employees and the people of Mongolia should be proud that Oyu Tolgoi is one of Rio Tinto’s safest and most productive mining businesses in the world.  We remain committed to creating opportunities for talented Mongolians to build their careers on a global stage.

“We want to work with the Government of Mongolia to create long-term sustainable solutions that benefit all stakeholders and the country while staying true to the established investment frameworks.

“We will continue to work together to solve outstanding issues as the joint working group progresses win-win solutions on matters such as power and community development.”

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